# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Vista Credit Strategic Lending Corp., CIK 0001919369
CUSIP: U9224Y103
Title of class of securities: Class I Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, New York (NY), 10001
Date of event which requires filing of this statement: 08/26/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002078336

## Reporting persons
- Nonghyup Bank as trustee of DBAM Vista Credit Investment Trust No. 2: type of reporting person: non-U.S. institution (FI), other (OO); citizenship or place of organization: Korea Republic Of (M5); sole voting power 5,340,793.49; shared voting power 0; sole dispositive power 5,340,793.49; shared dispositive power 0; aggregate amount beneficially owned 5,340,793.49 (18.4% of the class)
  Comment: The percentage ownership information contained in Item 11 is based on 29,092,874.842 shares of Class I Common Stock of the Issuer outstanding as of August 1, 2025, based on information received from the Issuer.

## Item 1. Issuer
Name of issuer: Vista Credit Strategic Lending Corp.
Address of issuer's principal executive offices: 50 Hudson Yards, Floor 77, New York, NY, 10001

## Item 2. Person Filing
Name of person filing: Nonghyup Bank as trustee of DBAM Vista Credit Investment Trust No.2
Address of principal business office or, if none, residence: 120, Tongil-ro, Jung-gu, Seoul 04517, Republic of Korea
Citizenship: Republic of Korea

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 5,340,793.49
Percent of class: 18.4%
Sole power to vote or to direct the vote: 5,340,793.49
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 5,340,793.49
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Nonghyup Bank as trustee of DBAM Vista Credit Investment Trust No. 2: /s/ Dongjun Lee, Dongjun Lee, Senior Manager (08/28/2025)